SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Apex Technology Acquisition Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

03768F 102

(CUSIP Number)

Brad Koenig

Co-Chief Executive Officers

533 Airport Blvd

Suite 400

Burlingame, CA 94010

Telephone: (619) 736-6855

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03768F 102

1	Names of Reporting Person. Apex Technology Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,407,500 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 9,407,500 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,407,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person OO

(1)	Includes (i) 8,750,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-233299) and (ii) 657,500 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one half of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Unit Subscription Agreement by and between Apex Technology Sponsor LLC and the Issuer. Each of the Issuer’s officers, directors and advisors is, directly or indirectly, a member of the Sponsor.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Apex Technology Sponsor LLC, a Delaware limited liability company (the “Sponsor,” or the “Reporting Person”).

Item 1.	Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer:	Apex Technology Acquisition Corporation (the “Issuer”)

533 Airport Blvd

Suite 400

Burlingame, CA 94010

Item 2.	Identity and Background

(a) This statement is filed by the Sponsor, which is the holder of record of approximately 21.1% of the issued and outstanding shares of all classes of common stock of the Issuer (44,560,000) based on the number of shares of Class A Common Stock (35,810,000) and shares of Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) (8,750,000 outstanding as of September 19, 2019), as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 25, 2019.

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of the Reporting Person is 533 Airport Blvd, Suite 400, Burlingame, CA 94010.

(c) The Reporting Person’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination.

(d) The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Person was $6,600,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on June 25, 2019, 7,187,500 shares of Class B Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated June 25, 2019, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. In August 2019 and September 2019, the Issuer effected a 1.1 for 1 stock dividend and a 1.109091 for 1 stock dividend, respectively, for each share of Class B Common Stock outstanding, resulting in the Sponsor holding an aggregate of 8,768,750 Founder Shares.

On September 19, 2019, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 657,500 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to an Unit Subscription Agreement, dated September 16, 2019, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock upon the consummation of a business combination, and one half of one warrant, each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated September 16, 2019).

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Person as further described in Item 6 below, the Reporting Person has agreed (A) to vote its shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated certificate of incorporation; and (C) not to redeem any Founder Shares or the shares of Class A Common Stock comprising the Private Placement Units in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within 24 months from the completion of its initial public offering. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 44,560,000 shares of Common Stock, including 35,810,000 shares of Class A Common Stock and 8,750,000 shares of Class B Common Stock, outstanding as of September 19, 2019, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on September 25, 2019) are as follows:

Apex Technology Sponsor LLC
a)		Amount beneficially owned: 6,250,000	Percentage: 21.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	9,407,500
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	9,407,500
	iv.	Shared power to dispose or to direct the disposition of:	0

Each of the Issuer’s officers, directors and advisors is, directly or indirectly, a member of the Sponsor. There are three managing members (the “Managing Members”) of the Sponsor. Each Managing Member of the Sponsor has one vote, and the approval of two of the three Managing Members is required to approve an action of the Sponsor. Under the so-called “rule of three”, if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing, no individual Managing Member of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on June 25, 2019, 7,187,500 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 937,500 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. In August 2019 and September 2019, the Issuer effected a 1.1 for 1 stock dividend and a 1.109091 for 1 stock dividend, respectively, for each share of Class B Common Stock outstanding, resulting in the Sponsor holding an aggregate of 8,768,750 Founder Shares (up to 1,143,750 shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised). On September 19, 2019, in connection with the exercise of the underwriters’ over-allotment option, 18,750 Founder Shares were forfeited and the remaining Found Shares are no longer subject to forfeiture.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 15, 2019 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On September 19, 2019, simultaneously with the consummation of the IPO, the Sponsor purchased 657,500 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 20, 2019 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On September 16, 2019, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on September 20, 2019 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On September 16, 2019, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on September 20, 2019 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of June 25, 2019, by and between the Issuer and Apex Technology Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 15, 2019).

Exhibit 10.2	Unit Subscription Agreement, dated as of September 16, 2019, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 20, 2019).

Exhibit 10.3	Insider Letter, dated as of September 16, 2019, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 20, 2019).

Exhibit 10.4	Registration Rights Agreement, dated as of September 16, 2019, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 20, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2019	APEX TECHNOLOGY SPONSOR LLC

	By:	/s/ Brad Koenig
Name: Brad Koenig
Title: Managing Member